Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 4, 2008 (except for Note 19, as to which the date is November 3, 2008), with respect to the consolidated financial statements and schedule of Oscient Pharmaceuticals Corporation included in Amendment No. 4 to the Registration Statement (Form S-4 No. 333-153394) and related Prospectus of Oscient Pharmaceuticals Corporation for the registration of 12.50% Convertible Guaranteed Senior Notes due 2011 and shares of its common stock being offered in the exchange offer.

/s/    Ernst & Young LLP

Boston, Massachusetts

November 13, 2008